SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for August 2, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 2, 2004.

GS MORTGAGE SECURITIES CORP.

By: [signature]

Name: Howard Altarescu

Title: Treasurer

114961 GSAMP 2004-SD1
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSAMP Mortgage-Pass Through Certificates 2004-SD1, Series 2004-SD1

$247,636,000
(Approximate) [1]
GSAMP 2004-SD1
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates

Overview of the Offered Certificates

Certificates	Approximate Initial Principal Balance [1]	Certificate Type	Target Credit Support [2]	Initial Pass-Through-Rate [3]	Average Life (yrs)[4]	Principal Payment Window [4] [5]	S&P/Moody's Ratings
A-1	$59,000,000	Sr	27.35%	LIBOR + 0.43%	2.12	08/04 - 03/12	AAA / Aaa
A-2	$24,140,000	Sr	27.35%	LIBOR + 0.35%	2.12	08/04 - 03/12	AAA / Aaa
A-3	$16,094,000	Sr/Mez	27.35%	LIBOR + 0.55%	2.12	08/04 - 03/12	AAA / Aaa
A-4	$43,000,000	Sr	27.35%	LIBOR + 0.41%	1.90	08/04 - 03/12	AAA / Aaa
A-5	$43,000,000	Sr	27.35%	LIBOR + 0.45%	2.34	10/04 - 03/12	AAA / Aaa
M-1	$27,212,000	Mez	15.95%	LIBOR + 0.72%	5.23	12/07 - 03/12	AA / NR
M-2	$14,322,000	Mez	9.95%	LIBOR + 1.60%	5.12	10/07 - 03/12	A / NR
B-1	$4,774,000	Sub	7.95%	LIBOR + 3.00%	5.10	09/07 - 03/12	BBB+ / NR
B-2	$3,581,000	Sub	6.45%	LIBOR + 4.00%	5.09	09/07 - 03/12	BBB / NR
B-3	$3,580,000	Sub	4.95%	LIBOR + 4.00%	5.09	09/07 - 03/12	BBB- / NR
Total	$238,703,000						

(1) *The principal balances of the Offered Certificates are calculated using the actual principal balances of the Mortgage Loans as of the Cut-Off Date and will be subject to an upward or downward variance of no more than approximately 5%.*
(2) Credit support includes target overcollateralization of 4.95%. Overcollateralization builds from an initial level of 0.00%.
(3) See the "Structure of the Offered Certificates" section of this Term Sheet for more information on the Pass-Through-Rates of the Offered Certificates.
(4) *Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Clean-up Call on the Certificates.*
(5) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in June 2034.

Selected Mortgage Pool Data [6]

	Fixed Rate Loans	Adjustable Rate Loans	Aggregate
Aggregate Principal Balance:	$57,115,611	$190,520,885	$247,636,496
Number of Loans:	611	1,068	1,679
Average Principal Balance:	$93,479	$178,390	$147,490
Weighted Average Gross Coupon:	8.214%	7.673%	7.797%
Weighted Average Net Coupon[7]:	7.699%	7.158%	7.282%
Weighted Average Current FICO Score[8]:	609	577	584
% First Lien Loans:	75.04%	100.00%	94.24%
Weighted Average Original Combined LTV Ratio:	84.04%	81.61%	82.17%
Weighted Average Stated Remaining Term (months):	308	350	341
Weighted Average Seasoning (months):	10	9	9
% Primary Occupancy Loans:	91.33%	94.36%	93.66%
% Single Family Loans:	72.07%	81.06%	78.99%
Current & 30 days delinquent	97.94%	97.31%	97.45%
60-89 days delinquent	1.62%	1.88%	1.82%
90+ days delinquent	0.44%	0.81%	0.73%

(6) All percentages calculated herein are percentages of actual principal balance as of the Cut-off Date unless otherwise noted.
(7) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Expense Fee rate.
(8) Represents the latest available FICO score. Approximately 97% of the FICO scores for the total pool have been updated as of June 2004.

Features of the Transaction

- The mortgage loans in the transaction consist of subprime scratch-and-dent, adjustable and fixed rate, first and second lien residential mortgage loans (the "Mortgage Loans") originated by Long Beach (73%), New Century (8%), EquiFirst (6%) and others (13%).
- Credit support for the Certificates will be provided through a senior/subordinate structure, target overcollateralization of 4.95% and excess spread.
- The Mortgage Loans will be serviced by Ocwen Federal Bank FSB ("Ocwen") (98.5%), GMAC Mortgage Corporation (1.0%) ("GMAC"), and Bank of America (0.5%) ("B of A").
- Chase Manhattan Mortgage Corporation will act as master servicer.
- The transaction will be modeled on INTEX as "GSA04SD1" and on Bloomberg as "GSAMP 04 SD1".
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.

Time Table

Expected Closing Date:	July 30, 2004
Cut-off Date:	July 1, 2004
Statistical Calculation Date:	June 1, 2004
Expected Pricing Date:	On or before July 26, 2004
First Distribution Date:	August 25, 2004

Key Terms

Offered Certificates:	Class A-1, A-2, A-3, A-4, A-5, M-1, M-2, B-1, B-2 and B-3 Certificates
Class A Certificates:	Class A-1, A-2, A-3, A-4 and A-5 Certificates
Class M Certificates:	Class M-1 and M-2 Certificates
Class B Certificates:	Class B-1, B-2 and B-3 Certificates
Depositor:	GS Mortgage Securities Corp.
Manager:	Goldman, Sachs & Co.
Servicer:	Ocwen, GMAC, and B of A
Master Servicer:	Chase Manhattan Mortgage Corporation
Securities Administrator:	JPMorgan Chase Bank
Trustee:	Wachovia Bank, National Association
Servicing Fee Rate:	50.0 bps
Master Servicer and Trustee Fee:	1.5 bps
Expense Fee Rate:	51.5 bps
Distribution Date:	25th day of the month or the following Business Day
Record Date:	For any Distribution Date, the last Business Day of the accrual period
Delay Days:	0 day delay
Day Count:	Actual/360 basis
Collection Period:	The calendar month preceding the month in which the Distribution Date occurs
Interest Accrual Period:	The prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date.
Pricing Prepayment Assumption:	25% CPR
Mortgage Loans:	The trust will consist of one group of subprime scratch-and-dent, adjustable and fixed rate, first and second lien residential mortgage loans

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC[(1)]:	7.7975 %
Less Fees & Expenses[(2)]:	0.5150 %
Net WAC:	7.2825 %
Less Initial Offered Certificate Coupon (Approx.)[(3)]	2.0872 %
Initial Excess Spread:	5.1953%

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans a well as any changes in day count.

(2) Includes the Expense Fee Rate.

(3) Assumes 1-month LIBOR equal to 1.42% initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through-Rates on the Offered Certificates as well as any changes in day count.

Servicer Advancing: Yes as to principal and interest, subject to recoverability

Compensating Interest Yes up to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related Distribution Date occurs and (B) the aggregate Servicing Fee received for that Distribution Date.

Optional Clean-up Call: The transaction has a 10% optional clean-up call

Rating Agencies: Standard & Poor's Ratings Group will rate all the Offered Certificates and Moody's Investors Service, Inc. will rate the Class A-1 Certificates.

Minimum Denomination: $25,000 with regard to Class A Certificates, and $250,000 with regard to the Class M and B Certificates

Legal Investment: It is anticipated that Offered Certificates will not be SMMEA eligible.

ERISA Eligible: Underwriter's exemption is expected to apply to the Class A-1 Certificates. However, prospective purchasers should consult their own counsel.

Tax Treatment: All Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract.

Prospectus: The Offered Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

Structure of the Offered Certificates

Description of Principal and Interest Distributions

Until the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Offered Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Offered Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to support the overcollateralization target (which is one component of the credit support available to the Certificateholders).

Interest will be paid monthly, on all of the Offered Certificates, at a rate of One-Month LIBOR plus a margin that will step up after the optional clean-up call date, subject to the WAC Cap. Any reductions in the Pass-Through Rate on the Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates.

Definitions

Credit Enhancement. The Offered Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) 4.95% target overcollateralization (building from an initial level of 0.00%), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

Credit Enhancement Percentage. For any Distribution Date, the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Collection Period.

Step-Down Date. The earlier of (A) the date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in August 2007; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 54.70%.

Class	Initial Subordination Percentage[(1)]	Step-Down Date Percentage
A	27.35%	54.70%
M-1	15.95%	31.90%
M-2	9.95%	19.90%
B-1	7.95%	15.90%
B-2	6.45%	12.90%
B-3	4.95%	9.90%

(1) Includes target overcollateralization percentage.

Trigger Event. Trigger Event. A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds 29.25% of the prior period's Class A Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent including Mortgage Loans in foreclosure, all REO property and mortgage loans where the mortgagor has filed for bankruptcy) or (ii) during such period, aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Collection Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

Distribution Date	Cumulative Realized Loss Percentage:
August 2007 – July 2008	4.000% for the first month, plus an additional 1/12th of 2.250% for each month thereafter
August 2008 – July 2009	6.250% for the first month, plus an additional 1/12th of 1.750% for each month thereafter
August 2009 – July 2010	8.000% for the first month, plus an additional 1/12th of 1.000% for each month thereafter
August 2010 and thereafter	9.000%

Step-Up Coupons. For all Certificates the coupon will increase after the Optional Clean-up Call date is first exercisable, should the Optional Clean-up Call not be exercised. The margin for the Class A Certificates will increase to 2 times the margin at issuance and the margin for the Class M and B Certificates will increase to 1.5 times the margin at issuance.

Class A-1 Pass-Through-Rate. The Class A-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.43% (0.86% after the first distribution date on which the Optional Clean-up Call is exercisable), and (ii) the WAC Cap.

Class A-2 Pass-Through-Rate. The Class A-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.35% (0.70% after the first distribution date on which the Optional Clean-up Call is exercisable), and (ii) the WAC Cap.

Class A-3 Pass-Through-Rate. The Class A-3 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.55% (1.10% after the first distribution date on which the Optional Clean-up Call is exercisable), and (ii) the WAC Cap.

Class A-4 Pass-Through-Rate. The Class A-4 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.41% (0.82% after the first distribution date on which the Optional Clean-up Call is exercisable), and (ii) the WAC Cap.

Class A-5 Pass-Through-Rate. The Class A-5 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.45% (0.90% after the first distribution date on which the Optional Clean-up Call is exercisable), and (ii) the WAC Cap.

Class M-1 Pass-Through-Rate. The Class M-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 0.72% (1.08% after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class M-2 Pass-Through-Rate. The Class M-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 1.60% (2.40% after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-1 Pass-Through-Rate. The Class B-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 3.00% (4.50% after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-2 Pass-Through-Rate. The Class B-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 4.00% (6.00% after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-3 Pass-Through-Rate. The Class B-3 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus 4.00% (6.00% after the first distribution date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

WAC Cap. As to any Distribution Date, (x) the gross rate of the Mortgage Loans less the Expense Fee Rate multiplied by (y) (i) 30, divided by (ii) the actual number of days in the accrual period.

Offered Certificates Basis Risk Carry Forward Amount. As to any Distribution Date, and any class of Offered Certificates, a supplemental interest amount for each class which will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of Certificates at such Certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid from prior,Distribution Dates and (iii) interest on the amount in clause (ii) at such Certificates' applicable Pass-Through Rate (without regard to the WAC Cap). In the event any class of certificates is no longer outstanding, the applicable certificateholders will not be entitled to receive Basis Risk Carry Forward Amounts for that class of certificates.

Accrued Certificate Interest. For each class of Offered Certificates on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance immediately prior to such Distribution Date (or from the Closing Date in the case of the first Distribution Date) at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemember's Civil Relief Act or any similar state statutes.

Interest Remittance Amount on the Offered Certificates. For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the servicing fees, hot-back-up servicing fees, and trustee fees.

Principal Distribution Amount on the Offered Certificates. On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Basic Principal Distribution Amount. On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

Principal Remittance Amount. On any Distribution Date, the sum of

(i) all payments of principal due during the related Collection Period and received by the Servicer on or prior to the related determination date or advanced by the Servicers for the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the related Collection Period,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the servicer remittance date prior to such Distribution Date,

(v) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

Realized Losses. With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable Expense Fee Rate in respect of such Mortgage Loan.

Net Monthly Excess Cashflow. For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates.

Extra Principal Distribution Amount. For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans during the related Collection Period (less the Expense Fee Rate) and available for distribution on such Distribution Date, over (y) the sum of interest payable on the Offered Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

Excess Subordinated Amount. For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, and (ii) the required overcollateralization for such Distribution Date.

Class A Principal Distribution Amount. An amount equal to the excess of: (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 45.30% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 68.10% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 80.10% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-1 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 84.10% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 87.10% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal Distribution Amount. An amount equal to the excess of: (x) the sum of: (A) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), (E) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 90.10% and (ii) the aggregate principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

DISTRIBUTIONS

Interest Distributions on the Offered Certificates. On each Distribution Date, interest distributions from the Interest Remittance Amount will be allocated as follows:

(a) Concurrently, to the Class A Certificates, their Accrued Certificate Interest and any unpaid Accrued Certificate Interest from prior Distribution Dates,

(b) to the Class M Certificates, sequentially, in ascending numerical order, their Accrued Certificate Interest, and

(c) to the Class B Certificates, sequentially, in ascending numerical order, their Accrued Certificate Interest.

Principal Distributions on the Offered Certificates. On each Distribution Date (a) prior to the Step-down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Concurrently, *pro rata* by principal balance,

(i) together to the Class A-1, A-2 and A-3 Certificates, to be distributed *pro rata* by principal balance, to each class of certificates, until the Certificate Principal Balances thereof have been reduced to zero,

(ii) together to the Class A-4 and A-5 Certificates, to be distributed (A) to the Class A-4 Certificates until the Class A-4 Certificate Principal Balance thereof have been reduced to $34,400,000, then (B) *pro rata* by principal balance, to the Class A-4 and A-5 Certificates until the Certificate Principal Balances thereof have been reduced to zero,

(b) to the Class M Certificates, sequentially, in ascending numerical order, until the Certificate Principal Balances thereof have been reduced to zero, and

(c) to the Class B Certificates, sequentially, in ascending numerical order, until the Certificate Principal Balances thereof have been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, *pro rata* by principal balance,

(i) together to the Class A-1, A-2 and A-3 Certificates, to be distributed *pro rata* by principal balance, to each class of certificates, until the Certificate Principal Balances thereof have been reduced to zero,

(ii) together to the Class A-4 and A-5 Certificates, to be distributed (A) to the Class A-4 Certificates until the Class A-4 Certificate Principal Balance thereof have been reduced to $34,400,000, then (B) *pro rata* by principal balance, to the Class A-4 and A-5 Certificates until the Certificate Principal Balances thereof have been reduced to zero,

(b) sequentially, in ascending numerical order, to the Class M Certificates, the lesser of the remaining Principal Distribution Amount and the Principal Distribution Amount for each class, until the Certificate Principal Balance of such class has been reduced to zero, and

(c) sequentially, in ascending numerical order, to the Class B Certificates, the lesser of the remaining Principal Distribution Amount and the Principal Distribution Amount for each class, until the Certificate Principal Balance of such Class has been reduced to zero.

Allocation of Net Monthly Excess Cashflow. For any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) sequentially, in ascending numerical order, to the Class M Certificates, their unpaid interest amount,

(ii) sequentially, in ascending numerical order, to the Class B Certificates, their unpaid interest amount,

(iii) concurrently, to the Class A Certificates, any basis risk carry forward amounts, and

(iv) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in each case up to their respective unpaid remaining basis risk carry forward amounts.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the excess cash flow, second in reduction of the overcollateralization amount, third sequentially to the Class B-3, B-2, B-1, M-2 and M-1 Certificates. If on any distribution date the Certificate Principal Balance of the Class M-1 Certificates has been reduced to the zero, the Certificate Principal Balance of the Class A-3 Certificates will be reduced by the Class A-2 and A-3 Certificates combined *pro rata* share (by principal balance) of all remaining losses. Realized Losses will not be allocated to the Class A-1, A-2, A-4 and A-5 Certificates until the final distribution date. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its Certificate Principal Balance, after taking into account all distributions made on such Distribution Date.

Breakeven CDR Table for the Subordinate Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumption is applied (as defined on page 2)
- 10% clean-up call is exercised
- 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves as of July 19, 2004
- 40% loss severity
- Interest advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced at par except for the Class B-3 Certificates which are priced at 95.687%
- Distributions on 25th of each month regardless of business day
- CDR tables based on bond and collateral balances different from the current bond and collateral balances in the replines

		First Dollar Loss	LIBOR Flat	0% Return
Class M-1	CDR (%)	26.74	27.56	30.88
	Yield (%)	4.5050	3.7280	0.0054
	WAL	4.05	3.97	3.65
	Modified Duration	3.72	3.67	3.52
	Principal Window	Apr08 - Aug08	May08 - Jul08	Apr08 - Apr08
	Principal Writedown	8,208.34 (0.03%)	922,456.34 (3.27%)	4,594,077.25 (16.27%)
	Total Collateral Loss	45,080,364.44 (18.20%)	45,790,541.22 (18.49%)	48,718,981.10 (19.67%)
Class M-2	CDR (%)	16.21	16.98	18.57
	Yield (%)	5.5802	3.9920	0.0084
	WAL	5.07	4.95	4.59
	Modified Duration	4.43	4.39	4.32
	Principal Window	Aug09 - Aug09	Jul09 - Jul09	May09 - May09
	Principal Writedown	7,244.38 (0.05%)	1,268,184.18 (8.54%)	3,788,319.90 (25.50%)
	Total Collateral Loss	32,928,881.08 (13.30%)	33,987,892.25 (13.72%)	36,076,739.23 (14.57%)
Class B-1	CDR (%)	13.36	13.78	14.30
	Yield (%)	6.6030	4.0531	0.0697
	WAL	5.40	5.27	5.03
	Modified Duration	4.55	4.51	4.49
	Principal Window	Dec09 - Dec09	Nov09 - Nov09	Oct09 - Oct09
	Principal Writedown	6,508.79 (0.13%)	738,284.76 (14.91%)	1,639,943.20 (33.11%)
	Total Collateral Loss	28,727,483.27 (11.60%)	29,323,324.17 (11.84%)	30,073,451.42 (12.14%)
Class B-2	CDR (%)	11.42	11.77	12.12
	Yield (%)	7.1176	4.1159	0.0837
	WAL	5.65	5.50	5.30
	Modified Duration	4.65	4.61	4.63
	Principal Window	Mar10 - Mar10	Feb10 - Feb10	Feb10 - Feb10
	Principal Writedown	16,469.06 (0.44%)	693,284.56 (18.67%)	1,410,019.95 (37.96%)
	Total Collateral Loss	25,578,141.71 (10.33%)	26,112,818.23 (10.54%)	26,757,428.37 (10.81%)
Class B-3	CDR (%)	9.78	10.21	10.50
	Yield (%)	9.0914	4.2153	0.0249
	WAL	5.90	5.61	5.26
	Modified Duration	4.61	4.56	4.52
	Principal Window	Jun10 - Jun10	May10 - May10	Apr10 - Apr10
	Principal Writedown	28,168.68 (0.76%)	1,117,472.54 (30.08%)	1,763,257.78 (47.46%)
	Total Collateral Loss	22,731,425.89 (9.18%)	23,478,839.33 (9.48%)	23,937,794.38 (9.67%)

The Mortgage Loans - All Collateral[1]

Aggregate Principal Balance:	$247,636,496
Number of Loans:	1,679
Average Principal Balance:	$147,490
Weighted Average Gross Coupon:	7.797%
Weighted Average Net Coupon[2]:	7.282%
Weighted Average Current FICO Score[3]:	584
% First Lien Loans:	94.24%
Weighted Average Original Combined LTV Ratio:	82.17%
Weighted Average Stated Remaining Term (months):	341
Weighted Average Seasoning (months):	9
% Primary Occupancy Loans:	93.66%
% Single Family Loans:	78.99%
Current & 30 days delinquent	97.45%
60-89 days delinquent	1.82%
90+ days delinquent	0.73%

(1) All percentages calculated herein are percentages of actual principal balance as of the Cut-off Date unless otherwise noted.
(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Expense Fee rate.
(3) Represents the latest available FICO score. Approximately 96% of the FICO scores for the total pool have been updated as of June 2004.

Distribution by Originator

Originator	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
LONGBEACH	1,221	$180,718,783	72.98%	7.893%	576	$148,009	81.33%	9
NEWCENTURY	124	19,287,691	7.79	7.316	608	155,546	82.06	8
EQUIFIRST	126	14,769,414	5.96	8.195	596	117,218	89.38	6
FIRST FRANKLIN	43	9,395,269	3.79	6.993	653	218,495	84.50	9
FRANKLIN CREDIT	43	7,190,549	2.90	6.964	637	167,222	82.81	14
AEGIS	64	7,159,880	2.89	7.772	618	111,873	85.43	7
FREMONT	40	7,153,080	2.89	8.332	524	178,827	79.83	9
B OF A	15	1,749,650	0.71	5.520	604	116,643	91.75	18
FINANCE AMERICA	3	212,180	0.09	8.309	577	70,727	76.30	18
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
$0 - $25,000	73	$1,429,813	0.58%	10.513%	558	$19,586	98.27%	11
$25,001 - $50,000	250	9,355,703	3.78	10.468	569	37,423	90.73	10
$50,001 - $75,000	262	16,205,831	6.54	9.625	563	61,854	85.09	10
$75,001 - $100,000	189	16,436,858	6.64	8.664	570	86,968	83.77	10
$100,001 - $150,000	308	38,237,404	15.44	7.863	575	124,147	82.32	9
$150,001 - $200,000	216	37,501,917	15.14	7.942	574	173,620	81.57	9
$200,001 - $250,000	113	25,435,326	10.27	7.246	595	225,091	82.55	8
$250,001 - $300,000	98	27,054,437	10.93	7.459	589	276,066	81.94	9
$300,001 - $450,000	114	41,642,380	16.82	7.186	594	365,284	81.79	9
$450,000 & ABOVE	56	34,336,826	13.87	6.864	605	613,158	77.91	9
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Current Rate

Current Rate	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
BELOW 6.00%	102	$25,513,517	10.30%	5.553%	653	$250,133	79.03%	9
6.00- 6.99%	301	68,503,113	27.66	6.624	611	227,585	80.37	9
7.00- 7.49%	150	29,625,625	11.96	7.240	585	197,504	82.81	9
7.50- 7.99%	172	32,627,512	13.18	7.751	571	189,695	83.83	9
8.00- 8.49%	120	17,880,165	7.22	8.198	566	149,001	83.01	9
8.50- 8.99%	130	18,961,860	7.66	8.707	547	145,860	81.76	9
9.00- 9.49%	92	11,388,487	4.60	9.234	548	123,788	82.45	9
9.50- 9.99%	185	16,977,285	6.86	9.768	540	91,769	83.25	9
10.00-10.49%	76	6,701,764	2.71	10.241	530	88,181	82.41	9
10.50-10.99%	176	9,801,126	3.96	10.734	560	55,688	90.08	10
11.00-11.49%	62	4,380,510	1.77	11.223	536	70,653	78.10	11
11.50% & ABOVE	113	5,275,531	2.13	11.831	552	46,686	90.05	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Lien Status

Lien Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FIRST	1,340	$233,380,557	94.24%	7.619%	584	$174,165	81.14%	9
SECOND	339	14,255,939	5.76	10.723	587	42,053	99.03	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Rate Adjustment Frequency

Rate Adjustment Frequency	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
1	1	$639,867	0.26%	4.625%	716	$639,867	80.00%	6
6	1,038	185,836,206	75.04	7.701	575	179,033	81.35	9
12	29	4,044,812	1.63	6.854	614	139,476	93.92	11
N/A (Fixed Rate)	611	57,115,611	23.06	8.214	609	93,479	84.04	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Months to Rate Reset

Months To Rate Reset	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
1-3	17	$1,838,580	0.74%	8.224%	541	$108,152	80.19%	15
4-6	22	4,853,883	1.96	6.574	656	220,631	80.51	14
7-12	90	15,981,668	6.45	7.505	609	177,574	82.22	14
13-24	893	160,549,736	64.83	7.748	571	179,787	81.46	8
25-50	44	6,928,730	2.80	7.057	594	157,471	84.84	10
51-75	2	368,289	0.15	5.428	669	184,144	81.50	9
N/A (Fixed Rate)	611	57,115,611	23.06	8.214	609	93,479	84.04	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Maximum Lifetime Rate

Maximum Lifetime Rate	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
9.00- 9.99%	3	$414,301	0.17%	4.726%	645	$138,100	93.06%	17
10.00-11.99%	66	15,665,840	6.33	5.671	637	237,361	79.54	9
12.00-12.99%	217	52,765,521	21.31	6.533	612	243,159	81.02	9
13.00-13.99%	238	46,912,323	18.94	7.423	569	197,111	83.59	8
14.00-14.99%	198	33,639,984	13.58	8.283	554	169,899	82.58	9
15.00-15.99%	195	26,207,622	10.58	9.256	540	134,398	82.28	9
16.00-16.99%	96	10,233,149	4.13	10.185	532	106,595	78.89	9
17.00% & ABOVE	55	4,682,145	1.89	11.227	526	85,130	69.69	10
N/A (FIXED RATE)	611	57,115,611	23.06	8.214	609	93,479	84.04	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Margin

Margin	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
2.00- 3.99%	19	$5,922,859	2.39%	5.300%	683	$311,729	77.87%	11
4.00- 4.49%	51	12,107,436	4.89	6.378	627	237,401	83.23	8
4.50- 4.99%	276	61,749,430	24.94	6.883	593	223,730	80.57	9
5.00- 5.49%	18	3,747,915	1.51	6.887	592	208,218	84.21	10
5.50- 5.99%	318	57,383,081	23.17	8.293	548	180,450	82.89	9
6.00- 6.49%	111	13,992,153	5.65	8.676	558	126,055	81.25	10
6.50- 6.99%	169	24,431,933	9.87	8.467	557	144,568	77.26	9
7.00- 7.49%	19	1,704,224	0.69	7.985	620	89,696	91.67	8
7.50- 7.99%	15	1,948,816	0.79	7.792	610	129,921	95.02	6
8.00- 8.49%	17	2,011,947	0.81	8.523	610	118,350	91.03	8
8.50% & ABOVE	55	5,521,090	2.23	9.463	552	100,383	87.77	4
N/A (FIXED RATE)	611	57,115,611	23.06	8.214	609	93,479	84.04	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Amortization Type

Amortization Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
ARM	1,068	$190,520,885	76.94%	7.673%	577	$178,390	81.61%	9
FIXED	611	57,115,611	23.06	8.214	609	93,479	84.04	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by State

State	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
NORTHERN CALIFORNIA	233	$46,722,687	18.87%	7.313%	593	$200,527	80.36%	10
SOUTHERN CALIFORNIA	203	39,625,187	16.00	7.190	603	195,198	80.83	9
TEXAS	167	15,211,154	6.14	8.612	567	91,085	82.56	9
NEW YORK	54	12,861,840	5.19	7.475	607	238,182	81.51	8
FLORIDA	96	12,179,417	4.92	7.735	575	126,869	85.00	9
COLORADO	78	11,151,328	4.50	7.738	604	142,966	83.33	10
ILLINOIS	71	10,585,633	4.27	8.073	565	149,093	84.29	9
WASHINGTON	76	10,239,076	4.13	7.667	574	134,725	82.54	9
MICHIGAN	72	8,470,381	3.42	8.340	566	117,644	84.79	9
GEORGIA	46	7,728,606	3.12	7.818	586	168,013	81.82	9
NEW JERSEY	33	6,724,160	2.72	8.470	567	203,762	82.30	9
ALL OTHER STATES	550	66,137,026	26.71	8.236	573	120,249	82.88	9
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Zip Code

Zip Code	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
92629	2	$1,377,192	0.56%	6.749%	627	$688,596	74.84%	12
11023	2	1,286,787	0.52	5.179	764	643,394	65.91	7
89109	3	1,262,084	0.51	7.063	638	420,695	73.66	13
90291	2	1,238,061	0.50	5.428	704	619,031	77.15	5
94565	9	1,223,685	0.49	7.597	617	135,965	81.45	8
30022	1	1,075,409	0.43	6.750	661	1,075,409	59.43	10
78257	2	987,617	0.40	6.972	659	493,808	74.65	7
89117	4	950,746	0.38	8.030	548	237,687	75.70	10
94509	5	886,358	0.36	7.512	595	177,272	81.78	10
94080	2	885,710	0.36	7.502	512	442,855	73.84	11
ALL OTHER ZIPS	1,647	236,462,847	95.49	7.845	582	143,572	82.57	9
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Original Combined LTV

Original Combined LTV	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
50.00% & BELOW	23	$2,529,610	1.02%	7.825%	594	$109,983	40.31%	8
50.01 - 60.00%	33	5,119,458	2.07	7.758	604	155,135	56.96	9
60.01 - 70.00%	123	20,500,953	8.28	8.156	582	166,674	66.82	11
70.01 - 80.00%	579	106,785,624	43.12	7.217	591	184,431	78.81	9
80.01 - 85.00%	264	43,983,437	17.76	8.337	561	166,604	84.50	9
85.01 - 90.00%	203	34,164,371	13.80	7.802	569	168,297	89.69	9
90.01 - 95.00%	76	12,095,590	4.88	7.355	607	159,153	94.66	8
95.01 - 100.00%	375	22,368,196	9.03	9.402	607	59,649	99.92	9
100.01 - 125.00%	3	89,257	0.04	11.419	626	29,752	111.10	13
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Occupancy Status

Occupancy Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
OWNER OCCUPIED	1,558	$231,944,582	93.66%	7.821%	582	$148,873	82.49%	9
NON-OWNER	113	14,078,404	5.69	7.427	622	124,588	77.72	8
SECOND HOME	8	1,613,510	0.65	7.664	616	201,689	75.00	11
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
PURCHASE	875	$110,340,750	44.56%	7.664%	594	$126,104	84.77%	9
CASHOUT REFI	609	100,965,231	40.77	7.878	577	165,789	80.14	9
REFI-PROPERTY IMPROVEMENT	124	25,750,455	10.40	8.163	564	207,665	79.61	10
RATE/TERM REFI	71	10,580,060	4.27	7.533	598	149,015	80.74	8
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Property Type

Property Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
SINGLE FAMILY	1,339	$195,604,371	78.99%	7.848%	579	$146,082	82.17%	9
PUD	145	23,016,827	9.29	7.672	600	158,737	82.73	10
2-4 FAMILY	87	16,356,901	6.61	7.566	609	188,010	82.06	9
CONDO	84	10,831,172	4.37	7.408	605	128,943	81.77	9
MANUFACTURED HOUSING	19	1,349,158	0.54	8.464	590	71,008	76.35	13
TOWNHOUSE	5	478,067	0.19	7.940	560	95,613	85.94	7
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Documentation Type

Documentation Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FULL	1,009	$145,073,220	58.58%	8.012%	575	$143,779	83.07%	9
STATED	600	93,697,624	37.84	7.491	598	156,163	80.73	9
LIMITED	26	4,367,208	1.76	7.807	582	167,970	81.37	9
UNKNOWN	40	3,951,477	1.60	7.107	605	98,787	83.50	17
NO DOC	4	546,967	0.22	8.262	720	136,742	88.34	10
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by FICO

FICO	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
740 & ABOVE	37	$8,053,086	3.25%	6.394%	763	$217,651	77.73%	9
720-739	30	6,123,349	2.47	6.827	729	204,112	84.82	9
700-719	42	7,375,524	2.98	6.473	710	175,608	84.29	8
680-699	61	10,742,601	4.34	6.924	690	176,108	84.97	9
660-679	74	12,739,338	5.14	6.961	669	172,153	81.45	10
640-659	95	15,337,407	6.19	7.005	649	161,446	83.28	10
620-639	96	15,994,851	6.46	7.503	629	166,613	80.94	9
600-619	126	19,664,713	7.94	7.479	609	156,069	82.37	9
580-599	134	19,049,284	7.69	7.646	589	142,159	81.85	8
560-579	131	18,176,508	7.34	7.938	569	138,752	81.82	9
540-559	192	29,008,354	11.71	8.048	549	151,085	81.84	9
520-539	246	30,948,231	12.50	8.621	529	125,806	81.76	9
500-519	197	25,475,280	10.29	8.683	509	129,316	81.52	9
480-499	133	18,346,508	7.41	8.404	489	137,944	83.24	9
400-479	76	9,124,675	3.68	8.348	463	120,062	85.08	9
N/A	9	1,476,786	0.60	7.142	N/A	164,087	74.00	14
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
97 - 108	1	$51,219	0.02%	9.825%	564	$51,219	70.00%	14
109 - 120	1	31,480	0.01	9.990	534	31,480	80.00	9
121 - 180	80	5,140,298	2.08	8.375	609	64,254	84.82	10
181 - 240	283	12,309,691	4.97	10.646	587	43,497	98.13	10
241 - 300	6	2,596,483	1.05	4.833	712	432,747	81.39	6
301 - 360	1,308	227,507,325	91.87	7.663	582	173,935	81.26	9
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by Original Months to Maturity

Original Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
0 - 120	2	$82,699	0.03%	9.888%	553	$41,349	73.81%	12
121 - 180	80	5,140,298	2.08	8.375	609	64,254	84.82	10
181 - 300	289	14,906,174	6.02	9.633	609	51,578	95.21	10
301 - 360	1,308	227,507,325	91.87	7.663	582	173,935	81.26	9
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**

Distribution by S&D Reason

S&D Reason	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)	4 Mo. Cashflow Velocity[1]
NONE	198	$24,704,755	9.98%	7.728%	605	$124,771	84.78%	10	3.97
EPD	872	114,451,361	46.22	8.293	549	131,252	81.85	10	4.36
UNDERWRITING	292	49,751,854	20.09	7.512	603	170,383	82.24	8	4.14
DOCS	247	45,387,527	18.33	7.115	630	183,755	81.18	8	4.01
APPRAISAL	54	9,957,150	4.02	7.027	620	184,392	84.34	7	3.81
OTHER	16	3,383,849	1.37	7.170	611	211,491	80.03	11	4.00
TOTAL	**1,679**	**$247,636,496**	**100.00%**	**7.797%**	**584**	**$147,490**	**82.17%**	**9**	**4.24**

(1) 4 Mo. Cashflow Velocity available for 73% of the loans

The Adjustable Rate Mortgage Loans[1]

Aggregate Principal Balance:	$190,520,885
Number of Loans:	1,068
Average Principal Balance:	$178,390
Weighted Average Gross Coupon:	7.673%
Weighted Average Net Coupon[2]:	7.158%
Weighted Average Current FICO Score[3]:	577
% First Lien Loans:	100.00%
Weighted Average Original Combined LTV Ratio:	81.61%
Weighted Average Stated Remaining Term (months):	350
Weighted Average Seasoning (months):	9
% Primary Occupancy Loans:	94.36%
% Single Family Loans:	81.06%
Current & 30 days delinquent	97.31%
60-89 days delinquent	1.88%
90+ days delinquent	0.81%

(1) All percentages calculated herein are percentages of actual principal balance as of the Cut-off Date unless otherwise noted.
(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Expense Fee rate.
(3) Represents the latest available FICO score. Approximately 96% of the FICO scores have been updated as of June 2004.

Distribution by Originator

Originator	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
LONGBEACH	748	$139,371,765	73.15%	7.735%	569	$186,326	80.37%	9
NEWCENTURY	82	15,822,953	8.31	7.148	604	192,963	82.16	8
EQUIFIRST	105	11,970,570	6.28	8.369	590	114,005	91.18	6
FIRST FRANKLIN	28	7,081,583	3.72	6.761	646	252,914	85.00	10
FREMONT	38	6,682,531	3.51	8.291	523	175,856	79.63	9
AEGIS	33	4,732,326	2.48	7.526	594	143,404	84.56	7
FRANKLIN CREDIT	23	3,634,466	1.91	6.849	631	158,020	84.63	13
B OF A	10	1,168,740	0.61	5.239	623	116,874	93.36	18
FINANCE AMERICA	1	55,951	0.03	9.255	501	55,951	85.00	19
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
$0 - $25,000	3	$68,987	0.04%	9.992%	538	$22,996	70.89%	9
$25,001 - $50,000	56	2,315,473	1.22	9.898	546	41,348	76.38	9
$50,001 - $75,000	126	7,941,339	4.17	9.116	546	63,027	79.41	9
$75,001 - $100,000	144	12,500,960	6.56	8.513	563	86,812	82.40	9
$100,001 - $150,000	243	30,044,697	15.77	7.974	565	123,641	82.60	9
$150,001 - $200,000	183	31,754,338	16.67	7.960	569	173,521	81.30	9
$200,001 - $250,000	92	20,748,537	10.89	7.340	586	225,528	83.08	8
$250,001 - $300,000	80	22,061,343	11.58	7.528	579	275,767	81.93	8
$300,001 - $450,000	93	33,976,216	17.83	7.314	583	365,336	82.71	9
$450,000 & ABOVE	48	29,108,994	15.28	6.876	599	606,437	79.09	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Current Rate

Current Rate	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
BELOW 6.00%	78	$19,779,954	10.38%	5.508%	644	$253,589	80.10%	9
6.00- 6.99%	230	53,885,941	28.28	6.644	605	234,287	80.93	9
7.00- 7.49%	114	22,825,768	11.98	7.240	570	200,226	84.02	9
7.50- 7.99%	133	25,776,581	13.53	7.766	567	193,809	84.16	8
8.00- 8.49%	96	15,822,352	8.30	8.195	560	164,816	83.12	8
8.50- 8.99%	111	17,209,129	9.03	8.709	542	155,037	81.41	9
9.00- 9.49%	77	10,297,230	5.40	9.234	545	133,730	81.86	9
9.50- 9.99%	96	12,513,350	6.57	9.735	530	130,347	80.93	8
10.00-10.49%	51	5,256,234	2.76	10.239	526	103,063	81.04	9
10.50-10.99%	34	3,275,650	1.72	10.672	522	96,343	75.35	10
11.00-11.49%	29	2,708,758	1.42	11.214	527	93,405	71.37	11
11.50% & ABOVE	19	1,169,938	0.61	11.801	527	61,576	67.49	10
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Lien Status

Lien Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FIRST	1,068	$190,520,885	100.00%	7.673%	577	$178,390	81.61%	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Rate Adjustment Frequency

Rate Adjustment Frequency	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
1	1	$639,867	0.34%	4.625%	716	$639,867	80.00%	6
6	1,038	185,836,206	97.54	7.701	575	179,033	81.35	9
12	29	4,044,812	2.12	6.854	614	139,476	93.92	11
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Months to Rate Reset

Months To Rate Reset	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
1-3	17	$1,838,580	0.97%	8.224%	541	$108,152	80.19%	15
4-6	22	4,853,883	2.55	6.574	656	220,631	80.51	14
7-12	90	15,981,668	8.39	7.505	609	177,574	82.22	14
13-24	893	160,549,736	84.27	7.748	571	179,787	81.46	8
25-50	44	6,928,730	3.64	7.057	594	157,471	84.84	10
51-75	2	368,289	0.19	5.428	669	184,144	81.50	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Maximum Lifetime Rate

Maximum Lifetime Rate	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
9.00- 9.99%	3	$414,301	0.22%	4.726%	645	$138,100	93.06%	17
10.00-11.99%	66	15,665,840	8.22	5.671	637	237,361	79.54	9
12.00-12.99%	217	52,765,521	27.70	6.533	612	243,159	81.02	9
13.00-13.99%	238	46,912,323	24.62	7.423	569	197,111	83.59	8
14.00-14.99%	198	33,639,984	17.66	8.283	554	169,899	82.58	9
15.00-15.99%	195	26,207,622	13.76	9.256	540	134,398	82.28	9
16.00-16.99%	96	10,233,149	5.37	10.185	532	106,595	78.89	9
17.00% & ABOVE	55	4,682,145	2.46	11.227	526	85,130	69.69	10
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Margin

Margin	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
2.00- 3.99%	19	$5,922,859	3.11%	5.300%	683	$311,729	77.87%	11
4.00- 4.49%	51	12,107,436	6.35	6.378	627	237,401	83.23	8
4.50- 4.99%	276	61,749,430	32.41	6.883	593	223,730	80.57	9
5.00- 5.49%	18	3,747,915	1.97	6.887	592	208,218	84.21	10
5.50- 5.99%	318	57,383,081	30.12	8.293	548	180,450	82.89	9
6.00- 6.49%	111	13,992,153	7.34	8.676	558	126,055	81.25	10
6.50- 6.99%	169	24,431,933	12.82	8.467	557	144,568	77.26	9
7.00- 7.49%	19	1,704,224	0.89	7.985	620	89,696	91.67	8
7.50- 7.99%	15	1,948,816	1.02	7.792	610	129,921	95.02	6
8.00- 8.49%	17	2,011,947	1.06	8.523	610	118,350	91.03	8
8.50% & ABOVE	55	5,521,090	2.90	9.463	552	100,383	87.77	4
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by State

State	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
NORTHERN CALIFORNIA	148	$39,290,806	20.62%	7.013%	589	$265,478	79.19%	9
SOUTHERN CALIFORNIA	112	28,156,730	14.78	7.011	593	251,399	80.34	9
TEXAS	72	9,651,673	5.07	8.313	564	134,051	80.60	8
FLORIDA	56	9,152,617	4.80	7.695	561	163,440	84.21	9
ILLINOIS	55	8,798,948	4.62	8.129	558	159,981	84.15	8
NEW YORK	30	8,292,427	4.35	7.388	605	276,414	83.05	8
WASHINGTON	43	8,272,335	4.34	7.365	571	192,380	80.64	9
MICHIGAN	61	7,424,898	3.90	8.378	563	121,720	84.79	9
COLORADO	37	7,306,489	3.84	7.516	592	197,473	81.39	10
NEW JERSEY	29	6,141,951	3.22	8.372	566	211,791	82.66	9
GEORGIA	36	5,894,142	3.09	8.029	572	163,726	85.38	8
ALL OTHER STATES	389	52,137,869	27.37	8.220	565	134,031	82.39	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Zip Code

Zip Code	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
11023	1	$992,376	0.52%	4.750%	764	$992,376	61.73%	7
78257	2	987,617	0.52	6.972	659	493,808	74.65	7
89109	1	931,000	0.49	6.875	645	931,000	70.00	13
94080	2	885,710	0.46	7.502	512	442,855	73.84	11
90291	1	884,931	0.46	5.250	695	884,931	80.00	3
92672	2	864,782	0.45	7.575	533	432,391	75.10	11
94565	4	843,703	0.44	6.699	616	210,926	79.02	8
91403	1	825,106	0.43	6.950	633	825,106	66.40	8
89117	2	821,437	0.43	7.643	547	410,719	71.88	11
94063	2	815,855	0.43	6.604	653	407,927	80.00	11
ALL OTHER ZIPS	1,050	181,668,369	95.35	7.722	574	173,017	82.03	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Original Combined LTV

Original Combined LTV	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
50.00% & BELOW	13	$1,754,141	0.92%	8.052%	566	$134,934	42.17%	7
50.01 - 60.00%	26	2,736,780	1.44	8.628	567	105,261	56.13	8
60.01 - 70.00%	92	16,204,428	8.51	8.293	575	176,135	66.84	10
70.01 - 80.00%	457	87,018,714	45.67	7.224	583	190,413	78.98	9
80.01 - 85.00%	223	37,667,823	19.77	8.420	554	168,914	84.58	9
85.01 - 90.00%	155	26,883,501	14.11	7.846	560	173,442	89.70	9
90.01 - 95.00%	55	10,478,154	5.50	7.079	605	190,512	94.63	8
95.01 - 100.00%	47	7,777,344	4.08	7.553	645	165,475	99.92	7
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Occupancy Status

Occupancy Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
OWNER OCCUPIED	986	$179,780,609	94.36%	7.680%	575	$182,333	81.87%	9
NON-OWNER	75	9,542,940	5.01	7.517	596	127,239	77.69	8
SECOND HOME	7	1,197,336	0.63	7.843	630	171,048	75.00	11
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
PURCHASE	459	$83,430,439	43.79%	7.213%	594	$181,766	82.97%	9
CASHOUT REFI	463	78,992,965	41.46	7.990	565	170,611	80.56	8
REFI-PROPERTY IMPROVEMENT	95	21,184,750	11.12	8.252	555	222,997	79.33	10
RATE/TERM REFI	51	6,912,731	3.63	7.826	579	135,544	84.36	8
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Property Type

Property Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
SINGLE FAMILY	890	$154,441,378	81.06%	7.731%	573	$173,530	81.41%	9
PUD	69	15,170,866	7.96	7.557	585	219,868	83.63	9
2-4 FAMILY	57	12,052,815	6.33	7.526	596	211,453	82.58	9
CONDO	40	7,952,284	4.17	6.846	607	198,807	80.03	10
MANUFACTURED HOUSING	8	582,166	0.31	8.989	543	72,771	78.84	12
TOWNHOUSE	4	321,376	0.17	8.691	532	80,344	93.18	5
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Documentation Type

Documentation Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FULL	708	$116,598,277	61.20%	7.966%	566	$164,687	82.88%	9
STATED	318	67,762,400	35.57	7.200	594	213,089	79.34	9
LIMITED	18	3,509,332	1.84	7.562	577	194,963	79.42	9
UNKNOWN	21	2,372,234	1.25	6.832	604	112,964	86.98	17
NO DOC	3	278,642	0.15	8.514	706	92,881	86.74	11
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by FICO

FICO	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
740 & ABOVE	19	$5,118,437	2.69%	6.134%	763	$269,391	76.76%	9
720-739	17	4,387,992	2.30	6.600	728	258,117	86.38	8
700-719	20	4,820,172	2.53	6.118	710	241,009	84.87	8
680-699	34	7,320,086	3.84	6.727	691	215,297	85.05	8
660-679	32	6,198,104	3.25	6.730	671	193,691	85.06	10
640-659	53	10,907,886	5.73	6.696	649	205,809	82.40	10
620-639	60	11,447,288	6.01	7.399	629	190,788	80.40	9
600-619	71	14,381,518	7.55	7.328	608	202,557	82.52	9
580-599	88	15,671,089	8.23	7.412	588	178,081	81.31	8
560-579	80	13,217,705	6.94	7.788	568	165,221	81.36	8
540-559	138	24,986,194	13.11	7.902	549	181,059	80.88	9
520-539	171	26,410,425	13.86	8.392	529	154,447	80.35	9
500-519	135	20,914,849	10.98	8.595	509	154,925	80.23	9
480-499	97	15,813,598	8.30	8.197	489	163,027	82.66	9
400-479	48	7,683,389	4.03	8.012	464	160,071	83.70	8
N/A	5	1,242,153	0.65	7.044	N/A	248,431	73.98	15
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
241 - 300	6	$2,596,483	1.36%	4.833%	712	$432,747	81.39%	6
301 - 360	1,062	187,924,402	98.64	7.712	575	176,953	81.62	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by Original Months to Maturity

Original Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
181 - 300	6	$2,596,483	1.36%	4.833%	712	$432,747	81.39%	6
301 - 360	1,062	187,924,402	98.64	7.712	575	176,953	81.62	9
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**

Distribution by S&D Reason

S&D Reason	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)	4 Mo. Cashflow Velocity(1)
NONE	139	$17,275,890	9.07%	7.830%	590	$124,287	86.07%	9	4.09
EPD	544	90,094,794	47.29	8.096	545	165,615	80.62	9	4.36
UNDERWRITING	180	37,514,018	19.69	7.457	593	208,411	81.33	8	3.96
DOCS	151	33,270,856	17.46	6.967	621	220,337	81.92	8	3.99
APPRAISAL	41	9,139,514	4.80	6.874	620	222,915	83.81	7	3.80
OTHER	13	3,225,812	1.69	7.054	614	248,139	79.39	11	4.00
TOTAL	**1,068**	**$190,520,885**	**100.00%**	**7.673%**	**577**	**$178,390**	**81.61%**	**9**	**4.22**

(1) 4 Mo. Cashflow Velocity available for 71% of the loans

The Fixed Rate Mortgage Loans[1]

Aggregate Principal Balance:	$57,115,611
Number of Loans:	611
Average Principal Balance:	$93,479
Weighted Average Gross Coupon:	8.214%
Weighted Average Net Coupon[2]:	7.699%
Weighted Average Current FICO Score[3]:	609
% First Lien Loans:	75.04%
Weighted Average Original Combined LTV Ratio:	84.04%
Weighted Average Stated Remaining Term (months):	308
Weighted Average Seasoning (months):	10
% Primary Occupancy Loans:	91.33%
% Single Family Loans:	72.07%
Current & 30 days delinquent	97.94%
60-89 days delinquent	1.62%
90+ days delinquent	0.44%

(1) All percentages calculated herein are percentages of actual principal balance as of the Cut-off Date unless otherwise noted.
(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Expense Fee rate.
(3) Represents the latest available FICO score. Approximately 98% of the FICO scoreshave been updated as of June 2004.

Distribution by Originator

Originator	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
LONGBEACH	473	$41,347,018	72.39%	8.423%	599	$87,414	84.55%	10
FRANKLIN CREDIT	20	3,556,083	6.23	7.081	644	177,804	80.95	15
NEWCENTURY	42	3,464,739	6.07	8.084	627	82,494	81.58	10
EQUIFIRST	21	2,798,844	4.90	7.450	622	133,278	81.65	5
AEGIS	31	2,427,554	4.25	8.252	667	78,308	87.14	7
FIRST FRANKLIN	15	2,313,686	4.05	7.702	674	154,246	82.96	9
B OF A	5	580,910	1.02	6.085	566	116,182	88.51	19
FREMONT	2	470,549	0.82	8.908	545	235,274	82.57	9
FINANCE AMERICA	2	156,229	0.27	7.970	604	78,115	73.18	18
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
$0 - $25,000	70	$1,360,826	2.38%	10.539%	559	$19,440	99.66%	11
$25,001 - $50,000	194	7,040,231	12.33	10.655	576	36,290	95.44	10
$50,001 - $75,000	136	8,264,492	14.47	10.114	579	60,768	90.55	10
$75,001 - $100,000	45	3,935,898	6.89	9.145	594	87,464	88.12	11
$100,001 - $150,000	65	8,192,706	14.34	7.455	612	126,042	81.31	9
$150,001 - $200,000	33	5,747,579	10.06	7.844	604	174,169	83.07	9
$200,001 - $250,000	21	4,686,788	8.21	6.832	632	223,180	80.19	9
$250,001 - $300,000	18	4,993,094	8.74	7.155	631	277,394	82.00	9
$300,001 - $450,000	21	7,666,164	13.42	6.621	643	365,055	77.70	10
$450,000 & ABOVE	8	5,227,832	9.15	6.800	636	653,479	71.31	11
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Current Rate

Current Rate	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
BELOW 6.00%	24	$5,733,563	10.04%	5.709%	683	$238,898	75.31%	9
6.00- 6.99%	71	14,617,172	25.59	6.552	636	205,876	78.30	10
7.00- 7.49%	36	6,799,857	11.91	7.239	634	188,885	78.75	9
7.50- 7.99%	39	6,850,931	11.99	7.694	588	175,665	82.60	11
8.00- 8.49%	24	2,057,813	3.60	8.219	613	85,742	82.13	10
8.50- 8.99%	19	1,752,731	3.07	8.694	596	92,249	85.17	10
9.00- 9.49%	15	1,091,257	1.91	9.234	571	72,750	88.05	9
9.50- 9.99%	89	4,463,935	7.82	9.863	569	50,157	89.74	10
10.00-10.49%	25	1,445,530	2.53	10.245	545	57,821	87.41	8
10.50-10.99%	142	6,525,477	11.43	10.765	579	45,954	97.48	10
11.00-11.49%	33	1,671,752	2.93	11.238	551	50,659	89.00	10
11.50% & ABOVE	94	4,105,593	7.19	11.839	560	43,677	96.48	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Lien Status

Lien Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FIRST	272	$42,859,672	75.04%	7.379%	617	$157,572	79.06%	10
SECOND	339	14,255,939	24.96	10.723	587	42,053	99.03	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by State

State	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
SOUTHERN CALIFORNIA	91	$11,468,457	20.08%	7.630%	629	$126,027	82.03%	10
NORTHERN CALIFORNIA	85	7,431,881	13.01	8.901	613	87,434	86.56	11
TEXAS	95	5,559,481	9.73	9.131	572	58,521	85.96	10
NEW YORK	24	4,569,413	8.00	7.633	611	190,392	78.73	9
COLORADO	41	3,844,839	6.73	8.159	627	93,777	87.00	9
FLORIDA	40	3,026,800	5.30	7.856	618	75,670	87.38	10
WASHINGTON	33	1,966,741	3.44	8.935	587	59,598	90.54	10
GEORGIA	10	1,834,464	3.21	7.139	631	183,446	70.37	10
ILLINOIS	16	1,786,685	3.13	7.797	603	111,668	84.96	10
UTAH	23	1,776,439	3.11	8.727	607	77,236	89.83	12
OHIO	13	1,226,219	2.15	8.962	568	94,325	86.35	7
ALL OTHER STATES	140	12,624,191	22.10	8.207	603	90,173	83.58	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Zip Code

Zip Code	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
30022	1	$1,075,409	1.88%	6.750%	661	$1,075,409	59.43%	10
92629	1	816,215	1.43	7.350	634	816,215	71.49	10
10307	1	646,012	1.13	6.875	665	646,012	59.08	8
98059	1	644,465	1.13	6.375	641	644,465	78.79	10
5445	1	591,259	1.04	7.625	611	591,259	63.16	20
55346	4	575,432	1.01	6.050	660	143,858	79.57	2
10956	1	506,173	0.89	7.500	515	506,173	90.00	8
95037	2	492,853	0.86	7.187	596	246,426	92.12	10
33470	1	491,778	0.86	5.250	698	491,778	84.24	9
92707	5	489,896	0.86	8.790	551	97,979	90.93	10
ALL OTHER ZIPS	593	50,786,121	88.92	8.371	607	85,643	85.24	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Original Combined LTV

Original Combined LTV	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
50.00% & BELOW	10	$775,469	1.36%	7.311%	658	$77,547	36.10%	8
50.01 - 60.00%	7	2,382,678	4.17	6.757	648	340,383	57.91	9
60.01 - 70.00%	31	4,296,525	7.52	7.639	611	138,598	66.76	12
70.01 - 80.00%	122	19,766,910	34.61	7.187	623	162,024	78.05	9
80.01 - 85.00%	41	6,315,614	11.06	7.841	605	154,039	83.96	9
85.01 - 90.00%	48	7,280,870	12.75	7.637	601	151,685	89.67	10
90.01 - 95.00%	21	1,617,437	2.83	9.145	617	77,021	94.85	11
95.01 - 100.00%	328	14,590,852	25.55	10.388	586	44,484	99.92	11
100.01 - 125.00%	3	89,257	0.16	11.419	626	29,752	111.10	13
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Occupancy Status

Occupancy Status	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
OWNER OCCUPIED	572	$52,163,973	91.33%	8.307%	604	$91,196	84.66%	10
NON-OWNER	38	4,535,464	7.94	7.237	678	119,354	77.79	8
SECOND HOME	1	416,174	0.73	7.150	576	416,174	75.00	11
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
PURCHASE	416	$26,910,310	47.12%	9.064%	597	$64,688	90.36%	11
CASHOUT REFI	146	21,972,266	38.47	7.474	620	150,495	78.64	9
REFI-PROPERTY IMPROVEMENT	29	4,565,705	7.99	7.753	608	157,438	80.91	11
RATE/TERM REFI	20	3,667,329	6.42	6.980	634	183,366	73.92	9
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Property Type

Property Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
SINGLE FAMILY	449	$41,162,993	72.07%	8.288%	602	$91,677	85.03%	10
PUD	76	7,845,961	13.74	7.895	629	103,236	81.00	11
2-4 FAMILY	30	4,304,086	7.54	7.676	645	143,470	80.61	10
CONDO	44	2,878,887	5.04	8.961	602	65,429	86.55	9
MANUFACTURED HOUSING	11	766,991	1.34	8.065	626	69,726	74.46	14
TOWNHOUSE	1	156,691	0.27	6.400	619	156,691	71.11	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Documentation Type

Documentation Type	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
FULL	301	$28,474,943	49.85%	8.202%	609	$94,601	83.86%	9
STATED	282	25,935,224	45.41	8.252	609	91,969	84.36	10
UNKNOWN	19	1,579,243	2.76	7.521	606	83,118	78.28	17
LIMITED	8	857,875	1.50	8.810	604	107,234	89.32	10
NO DOC	1	268,325	0.47	8.000	734	268,325	90.00	9
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by FICO

FICO	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
740 & ABOVE	18	$2,934,649	5.14%	6.849%	762	$163,036	79.42%	9
720-739	13	1,735,357	3.04	7.401	731	133,489	80.86	12
700-719	22	2,555,352	4.47	7.144	709	116,152	83.18	8
680-699	27	3,422,516	5.99	7.347	687	126,760	84.79	9
660-679	42	6,541,234	11.45	7.179	666	155,744	78.03	10
640-659	42	4,429,521	7.76	7.766	649	105,465	85.44	11
620-639	36	4,547,564	7.96	7.764	631	126,321	82.32	10
600-619	55	5,283,195	9.25	7.889	611	96,058	81.96	10
580-599	46	3,378,195	5.91	8.733	592	73,439	84.33	9
560-579	51	4,958,803	8.68	8.338	570	97,231	83.04	10
540-559	54	4,022,161	7.04	8.957	549	74,484	87.81	9
520-539	75	4,537,806	7.94	9.954	530	60,504	89.99	10
500-519	62	4,560,431	7.98	9.089	509	73,555	87.46	10
480-499	36	2,532,910	4.43	9.696	490	70,359	86.90	11
400-479	28	1,441,286	2.52	10.135	459	51,475	92.44	11
N/A	4	234,633	0.41	7.657	N/A	58,658	74.07	9
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
97 - 108	1	$51,219	0.09%	9.825%	564	$51,219	70.00%	14
109 - 120	1	31,480	0.06	9.990	534	31,480	80.00	9
121 - 180	80	5,140,298	9.00	8.375	609	64,254	84.82	10
181 - 240	283	12,309,691	21.55	10.646	587	43,497	98.13	10
301 - 360	246	39,582,923	69.30	7.433	616	160,906	79.58	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by Original Months to Maturity

Original Months To Maturity	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)
0 - 120	2	$82,699	0.14%	9.888%	553	$41,349	73.81%	12
121 - 180	80	5,140,298	9.00	8.375	609	64,254	84.82	10
181 - 300	283	12,309,691	21.55	10.646	587	43,497	98.13	10
301 - 360	246	39,582,923	69.30	7.433	616	160,906	79.58	10
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**

Distribution by S&D Reason

S&D Reason	Number of Loans	Principal Balance	Pct Of Pool By Prin Bal	Wtd Avg Coupon	Wtd Avg Current FICO	Average Principal Balance	Wtd Avg Orig Comb LTV	Wtd Avg Seasoning (Mo.)	4 Mo. Cashflow Velocity[1]
NONE	59	$7,428,866	13.01%	7.489%	641	$125,913	81.79%	11	3.78
EPD	328	24,356,567	42.64	9.021	564	74,258	86.39	10	4.36
UNDERWRITING	112	12,237,835	21.43	7.682	634	109,266	85.02	9	4.62
DOCS	96	12,116,671	21.21	7.521	655	126,215	79.17	10	4.07
APPRAISAL	13	817,636	1.43	8.739	627	62,895	90.26	9	4.00
OTHER	3	158,036	0.28	9.551	550	52,679	93.23	16	N/A
TOTAL	**611**	**$57,115,611**	**100.00%**	**8.214%**	**609**	**$93,479**	**84.04%**	**10**	**4.30**

(1) 4 Mo. Cashflow Velocity available for 78% of the loans

WAC Cap. The information in the following table has been prepared in accordance with the following assumptions (i) 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT remain constant at 20.00%, and (ii) prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any distribution date will conform to the corresponding rate set forth for that distribution date in the following table. Assumes distributions are made on 25th of each month regardless of business day.

Distribution Date	WAC Cap (%)	Distribution Date	WAC Cap (%)	Distribution Date	WAC Cap (%)
Aug-04*	7.27787	Dec-07	11.08042	Apr-11	11.64353
Sep-04	7.04298	Jan-08	11.26720	May-11	12.03285
Oct-04	7.27762	Feb-08	11.27270	Jun-11	11.64586
Nov-04	7.04273	Mar-08	12.05730	Jul-11	12.03527
Dec-04	7.27736	Apr-08	11.28025	Aug-11	11.64822
Jan-05	7.04247	May-08	11.65713	Sep-11	11.64941
Feb-05	7.07408	Jun-08	11.38599	Oct-11	12.03897
Mar-05	7.87140	Jul-08	11.97796	Nov-11	11.65182
Apr-05	7.16437	Aug-08	11.59381	Dec-11	12.04147
May-05	7.45025	Sep-08	11.59477	Jan-12	11.65426
Jun-05	7.20985	Oct-08	11.98227	Feb-12	11.65549
Jul-05	7.45010	Nov-08	11.60430	Mar-12	12.46063
Aug-05	7.22850	Dec-08	11.99212	Apr-12	11.65797
Sep-05	7.25127	Jan-09	11.61215	May-12	12.04786
Oct-05	7.52147	Feb-09	11.61314	Jun-12	11.66048
Nov-05	7.31660	Mar-09	12.85850	Jul-12	12.05048
Dec-05	7.70421	Apr-09	11.61513	Aug-12	11.66303
Jan-06	8.15896	May-09	12.00334	Sep-12	11.66431
Feb-06	8.16605	Jun-09	11.61715	Oct-12	12.05446
Mar-06	9.08332	Jul-09	12.00544	Nov-12	11.66691
Apr-06	8.23202	Aug-09	11.62045	Dec-12	12.05716
May-06	8.54559	Sep-09	11.62148	Jan-13	11.66953
Jun-06	8.39605	Oct-09	12.00994	Feb-13	11.67086
Jul-06	9.23410	Nov-09	11.62356	Mar-13	12.92279
Aug-06	8.93640	Dec-09	12.01210	Apr-13	11.67354
Sep-06	8.96651	Jan-10	11.62566	May-13	12.06406
Oct-06	9.29425	Feb-10	11.62672	Jun-13	11.67625
Nov-06	9.03254	Mar-10	12.87363	Jul-13	12.06688
Dec-06	9.48536	Apr-10	11.62887	Aug-13	11.67900
Jan-07	9.74526	May-10	12.01761	Sep-13	11.68039
Feb-07	9.75578	Jun-10	11.63103	Oct-13	12.07118
Mar-07	10.83461	Jul-10	12.01986	Nov-13	11.68319
Apr-07	9.80257	Aug-10	11.63448	Dec-13	12.07409
May-07	10.16894	Sep-10	11.63559	Jan-14	11.68604
Jun-07	9.98515	Oct-10	12.02459	Feb-14	11.68749
Jul-07	10.91292	Nov-10	11.63782	Mar-14	12.94133
Aug-07	10.56796	Dec-10	12.02691	Apr-14	11.69041
Sep-07	10.58293	Jan-11	11.64008	May-14	12.08162
Oct-07	10.93632	Feb-11	11.64123	Jun-14	11.69338
Nov-07	10.59195	Mar-11	12.88977	Jul-14	12.08470

* Assumes 30 days in the first distribution period